UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

Intermec, Inc.

(Name of Issuer)

Common Stock ($0.01 par value)

(Title of Class of Securities)

458786100

(CUSIP Number)

Scott Renwick Unitrin, Inc. One East Wacker Drive Chicago, Illinois 60601 312-661-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2011

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 458786100	SCHEDULE 13D/A	Page 2 of 6

1.	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Unitrin, Inc. 95-4255452
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power – 0
	8.	Shared Voting Power – 9,721,893
	9.	Sole Dispositive Power – 0
	10.	Shared Dispositive Power – 9,721,893
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,721,893
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.1% (1)
14.	Type of Reporting Person (See Instructions) HC, CO

(1)	Based on 60,241,666 shares of Common Stock outstanding as of February 11, 2011, as reported in the Form 10-K of the Issuer for the period ended December 31, 2010.

CUSIP No. 458786100	SCHEDULE 13D/A	Page 3 of 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). Trinity Universal Insurance Company 75-0620550
2.	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power – 0
	8.	Shared Voting Power – 9,721,893
	9.	Sole Dispositive Power – 0
	10.	Shared Dispositive Power – 9,721,893
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,721,893
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.1% (1)
14.	Type of Reporting Person (See Instructions) IC, CO

(1)	Based on 60,241,666 shares of Common Stock outstanding as of February 11, 2011, as reported in the Form 10-K of the Issuer for the period ended December 31, 2010.

CUSIP No. 458786100	SCHEDULE 13D/A	Page 4 of 6

Amendment No. 13 to Schedule 13D

This Amendment No. 13 amends and supplements the Schedule 13D originally filed by Unitrin, Inc. (“Unitrin”), Trinity Universal Insurance Company (“Trinity”) and United Insurance Company of America, dated November 3, 1997, as amended by Amendment No. 1, dated February 1, 2001, Amendment No. 2, dated March 15, 2001, Amendment No. 3, dated June 8, 2001, Amendment No. 4, dated July 13, 2001, Amendment No. 5, dated March 8, 2002, Amendment No. 6, dated July 9, 2002, Amendment No. 7, dated July 29, 2002, Amendment No. 8, dated March 28, 2003, Amendment No. 9, dated June 10, 2010, and Amendment No. 10, dated July 21, 2010, Amendment No. 11, dated August 23, 2010 and Amendment No. 12, dated January 24, 2011 (as amended, the “Schedule 13D”). Except as indicated in this Amendment No. 13, all other information set forth in the Schedule 13D remains unchanged and capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

Trinity sold 682,649 shares of Common Stock in open market transactions pursuant to the Plan following January 24, 2011, the date of the last sale reported in Amendment No. 12 (the most recently filed amendment to the Schedule 13D), through April 8, 2011. The 9,721,893 shares of Common Stock beneficially owned by the filing persons as of April 8, 2011 represent approximately 16.1% of the shares of Common Stock outstanding as of February 11, 2011, as reported in the Form 10-K of the Issuer for the period ended December 31, 2010.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As indicated on the cover pages, as of April 8, 2011, Unitrin and Trinity each beneficially own 9,721,893 shares of Common Stock over which they share voting and dispositive powers, which represent approximately 16.1% of the Common Stock outstanding as of February 11, 2011, as reported in the Form 10-K of the Issuer for the period ended December 31, 2010. Trinity sold 682,649 shares of Common Stock in open market transactions pursuant to the Plan following January 24, 2011, the date of the last sale reported in Amendment No. 12 (the most recently filed amendment to the Schedule 13D), through April 8,. The following is a listing of these sales:

CUSIP No. 458786100	SCHEDULE 13D/A	Page 5 of 6

Transaction Date	Number of Shares Sold	Price per Share($)*
01/25/11	900	11.5011
01/26/11	23,413	11.5512
01/27/11	25,239	11.5417
01/28/11	3,656	11.5101
02/01/11	46,987	11.6426
02/02/11	56,558	11.6648
02/03/11	15,025	11.5940
02/16/11	10,927	11.8073
02/17/11	16,710	11.8141
02/18/11	24,805	11.6404
03/22/11	5,410	10.7527
03/23/11	40,000	10.5168
03/24/11	42,148	10.5867
03/25/11	34,824	10.5314
03/28/11	24,801	10.5003
03/29/11	40,000	10.5062
03/30/11	40,000	10.7685
03/31/11	40,000	10.8021
04/01/11	37,711	10.7678
04/04/11	35,625	10.6742
04/05/11	29,926	10.6544
04/06/11	37,459	10.7566
04/07/11	35,002	10.9415
04/08/11	15,523	10.6893

*	Represents the weighted average sale price per share of the shares sold on the dates specified. All sales were reported on Form 4 reports filed pursuant to Section 16 of the Securities Exchange Act of 1934. The Form 4 reports contain additional detail on the sale prices of the shares sold on each date.

Except as otherwise described in this Amendment No. 13 to Schedule 13D, to the best knowledge and belief of the filing persons: (i) during the past sixty (60) days, no filing person nor anyone listed in the Schedules to this Schedule 13D has entered into any transactions involving the Common Stock; and (ii) no one listed on the Schedules to this Schedule 13D beneficially owns shares of Common Stock.

CUSIP No. 458786100	SCHEDULE 13D/A	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: April 13, 2011

UNITRIN, INC.

By:	/s/ JOHN BOSCHELLI
Name:	John M. Boschelli
Title:	Vice President and Chief Investment Officer

TRINITY UNIVERSAL INSURANCE COMPANY

By:	/s/ JOHN BOSCHELLI
Name:	John M. Boschelli
Title:	Assistant Treasurer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).